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                                                         Filed by Motorola, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                 Subject Company: Motorola, Inc.
                                                   Commission File No. 001-07221

On February 22, 2000, Motorola, Inc. announced its proposed acquisition of C-Port Corporation, a Delaware corporation. The following is the script for the conference call held on February 22, 2000:

                 MOTOROLA/C-PORT MEDIA CONFERENCE CALL SCRIPT
                          MEDIA AND INDUSTRY ANALYSTS


PHILL GROVE:

Good morning everyone, and thanks for joining us this morning. I'm Phillip Grove, director of communications and marketing for Motorola Networking and Computing Systems Group. With me today are, Fred Tucker, president, Motorola Semiconductor Products Sector, executive vice president and deputy to the chief executive office, Motorola, Inc., Daniel Artusi, corporate vice president for our Networking and Computing Systems Group, and Larry Walker, chief executive officer of C-Port Corporation. I'm sure that most of you have seen the news release we issued earlier this morning about the planned acquisition of C-Port by Motorola. We will discuss the announcement for about 15 minutes, and then turn it over to you for questions. Now, let me introduce Fred Tucker.

FRED TUCKER:

Thanks, Phill. As the world's #1 producer of embedded processors, Motorola's Semiconductor Products Sector offers multiple DigitalDNA(TM) solutions which enable its customers to create new business opportunities in a variety of markets. Nowhere is this more true than in the communications markets.

As our industry shifts focus from the PC to the network, new challenges emerge. We need to be able to give the network intelligence. Give it the ability to be "upgraded" through software, rather than through constant rewiring and equipment upgrades. Giving products intelligence is what DigitalDNA(TM) technology is all about, and something we have much experience in.

That's why the acquisition of C-Port is an exciting event for Motorola. We pioneered the Communications Processor business more than a decade ago, and have been a leader since. With this acquisition we complement our portfolio with solutions for high-bandwidth datapath switching just as the Internet is driving bandwidth demand at unprecedented levels. Together Motorola and C-Port deliver what we call the heart of smart in the form of DigitalDNA(TM) technology to the networking market. Combining Motorola's host and integrated communications processors with C-Port's network processor means we now offer a solution for all of the intelligent programmable functions inside network equipment manufacturer's products. We're enabling smarter networks faster!

And as we've demonstrated, sometimes it makes more sense to acquire unique capabilities for specific markets than to develop them in house. This is particularly true in the Internet era where time-to-market has become such a critical competitive issue.

We are building a new, much stronger Motorola. And a tremendous part of our strength today in the light-speed environment of the technology industries is being able to deliver a full range of solutions to our customers. Given the explosion of demand for broadband communications capacity, today we're in a terrific position to ride this wave by seeking to

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provide everything our customers require, to deliver new services over the
Internet. That is great for our customers and great for Motorola.

Furthermore, we see an explosion of demand for our semiconductor products tied into this increase in Internet usage. A lot of this growth is being fueled by the convergence of the Internet and wireless communications devices, where we are a leader. We believe we are at the very earliest stage of a communications revolution that will eventually impact billions of consumers as the entire planet gets connected. Wireless devices that deliver Internet access have only recently hit the market, but the potential size of this market is mind-boggling. And we are in the best position to benefit from this revolution, by providing the semiconductors and other network elements from cable and ADSL modems to wireless handsets. That's why the new Motorola is so exciting.

Now, Daniel and Larry can go into more detail regarding how C-Port's products help enable this convergence, but suffice it to say that this is one reason we are so delighted to welcome C-Port to the Motorola family. Now I'd like to turn over the floor to Daniel.


DANIEL ARTUSI:

Thanks, Fred. This is a great day for Motorola's Semiconductor Products Sector and its Networking and Computing Systems Group.

Until now, our processors have controlled the "administrative functions" of the network plus the data in SOHO and access points to the network. In the infrastructure of the network, our communications processors run the equipment, but don't handle every packet transported. Today, these are handled by proprietary ASICs, Applications Specific Integrated Circuits. ASICs can handle high-speed data, but unfortunately they take a long time to design, and cannot be reprogrammed once fabricated. Thus, if a service provider wants to upgrade their equipment to provide a new service or enhance a feature, they have to buy new equipment and rewire their networks. This is expensive and time consuming. Fortunately, with the announcement we are making today about the acquisition of C-Port, this will soon no longer be necessary.

As you know, we have been a leader in helping customers build networking equipment for more than a decade. Specifically, we are a leading provider of communications processors. In fact, we have more than 300 customers and 4000 design-wins for these processors today.

However, as noted by Fred, our customers are demanding an even greater increase in "intelligence" in the network for a variety of reasons. Fundamentally, there is a need to deliver new services via the Internet and other networks including wireless. These services range from advanced billing to streaming video to Internet telephony.

And that's a major reason why we've decided to acquire C-Port Corporation. For what C-Port adds to the equation is bringing the ultimate intelligence to the network by making it fully programmable. And they do this because they have developed one of the most advanced network processors on the market. The key word is programmable. These are programmable network processors, a special class of communications processor, which will

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allow the manufacturers of optical networking and internet switching equipment to provide the new services at a dramatically reduced time to market. I'll let Larry explain how this works in a few minutes.

It's important to note that this is a brand new market, but it's one that is expected to expand dramatically over the next few years. In fact, a recent Dataquest report predicts that it should reach a billion dollars within the next three years. The evolution of the market suggests that these programmable network processors will replace the ASICs, already mentioned used in today's networking equipment.

So, how will C-Port fit into the Motorola family? C-Port will work closely with our Networking and Computing Systems Group, however, it will remain at its Massachusetts headquarters, and we will keep its talented management in place. We want to preserve what has been built, keep the talent, but give them Motorola's expanded resources to help speed up their time to market. They will, therefore, continue to market under the C-Port brand. Also, while C-Port has focused its marketing efforts only on U.S. customers, we believe there is a significant market for these network processors in Europe and Asia, and we will utilize our sales infrastructure to market their technology on a global scale.

What does having this technology mean for Motorola? It means that we can now offer our customers a scalable family of solutions for the administration, protocol processing, and datapath switching of data from the SOHO to the edge to the core of the network. Basically, everything that makes networks smart!
Also, C-Port's technology is entirely complementary to Motorola's networking communications processor product line. In fact, they supply a class of communications processor we have never supplied ourselves. This will enable us to meet our customers' needs and offer them one-stop shopping - one-stop smart!

Finally, by putting Motorola's world class resources and infrastructure behind C-Port's advanced architecture, we'll be able to bring this outstanding technology to more customers around the world at a faster time to market than was previously possible. We will enable smart networks faster. At this point I would like to introduce Larry Walker, CEO, president and founder of C-Port Corporation.


LARRY WALKER

Thank you, Daniel. This is also a great day for C-Port, our customers and employees. C-Port has been on a path to radically improve the way network OEMs build the devices that provide the basis for the next-generation network infrastructure. We have made significant progress over the last two years in achieving that goal, and we are thrilled by this new opportunity to accelerate that progress through the acquisition announced today by Motorola, the clear leader in the communications processor space.

The pace at which C-Port's revolutionary approach, the C-Ware(TM) platform, has gained acceptance in the industry has surprised even us. It's clearly an idea whose time has come, due entirely to the intense demands our customers face to deliver advanced features and
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services to meet their customers' needs. Let me take a quick step back to explain in more detail what we do at C-Port.

As you all know, the communications industry is all about time to market. In the early days of networking, high-end networking devices were based on networking software running conventional communications processors, often those from Motorola. This software approach made it easy for the vendors to respond to new protocols and to add new features to solutions still used today in SOHO and in some access applications. Over time, however, bandwidth requirements increased exponentially, leading the network vendors to put more and more functionality in application-specific hardware to deliver top performance. The problem with this hardware approach is that it took, on average, two years to develop high-end products. That's clearly too long and too expensive for such a dynamic marketplace. Adding to the problem is the fact that after pouring in all this investment, products would have a very short useful lifetime once deployed.

Enter C-Port. We offer network equipment vendors the industry's first fully programmable, high-performance network processor, the C-5 DCP, designed specifically to run networking software for high-end network solutions. We combine the C-5 DCP with a robust development environment and a rich programming interface created using open standards. Fully programmable means the hardware, the chip itself, is independent of the physical layer of the network infrastructure and can therefore be programmed to support a broad range of applications the customer requires. In fact, each C-5 DCP can support multiple protocols and applications concurrently, which is a key requirement at the edges of the network, such as at the optical edge, where requirements are constantly changing. We extended the "fully programmable" concept to mean "easily programmable" by enabling developers to program the C-5 DCP in the ubiquitous language in the communications industry, the C language. This is consistent with C-Port's vision to use industry-standard tools, language, and interfaces to enable our customers to rapidly design and deploy leading-edge, high-end solutions.

Together, C-Port and Motorola will work to solve more customers' problems, deliver smart, high-performance platforms ahead of our competition. C-Port's goal two years ago was to win by helping our customers win, and together with Motorola, we will continue to do exactly that.


PHILL GROVE:

Thank you all for participating in this announcement. Through the conference call facilitator we will be taking your questions in a moment. I'd like to turn this back over to them now. However, if you'd like, we also have additional information posted on the Internet at www.motorola.com/semiconductors/smartnetworks and you can find the press release on Business Wire. The web site goes live at 10:30 a.m. (CST).

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AFTER Q&A SESSION
-----------------


PHILL GROVE:

Once again, thank you for your participation. If you have further questions you can reach us today by calling Anne Marie Furie at MS&L Global Technology,
805.494.0830 or 805.230.8203. They will arrange a time where we can provide additional information.



Documents relevant to the acquisition:

Motorola will be filing a registration statement containing a proxy statement/prospectus and other relevant documents concerning Motorola's acquisition of C-Port with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Motorola will be available free of charge by contacting Motorola Investor Relations at 1303 East Algonquin Road, Schaumburg, Illinois 60196, Telephone (800) 262-8509. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Business Risks:

Statements about Motorola's future financial performance, the likelihood that the transaction will be consummated in a timely manner and the financial impact of the transaction are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what impact they will have on the results of operations and financial condition of the Semiconductor Products Sector, Motorola or the price of its stock. Motorola wishes to caution the reader that the following factors and those in its 1999 Proxy Statement on pages F-15 through F-18, in its Form 10-Q for the period ending October 2, 1999, and in its other SEC filings could cause the actual results of Motorola or the Semiconductor Products Sector to differ materially from those in the forward-looking statements: the ability of the companies to successfully integrate C-Port's business and capitalize on the combined technologies; and factors affecting the future evolution of the communications processor market and related technology.